UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SEMI-ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE SIX MONTHS ENDED JUNE 30, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . .

For the transition period from _________________ to _________________

COMMISSION FILE NUMBER 0-28542

ICTS INTERNATIONAL, N.V.
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(Exact Name of Registrant as specified in its charter)

Not Applicable
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(Translation of Registrant's name into English)

The Netherlands
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(Jurisdiction of incorporation or organization)

Walaardt Sacréstraat, 425-4, 1117 BM Schiphol Oost, The Netherlands
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(Address of principal executive offices)

Alon Raich, Tel: +31-20-3471077,
Email: alon@ictsinternational.com, Address: Same as above
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(Name, Telephone, E-mail and/or Facsimile number
and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class: None

Name of each exchange on which registered: None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value 0.45 Euro per share
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(Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

None
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(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 10,961,698.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐  NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐  NO ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒  NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☒  NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, am accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒   International Financial Reporting Standards as issued by the International Accounting Standards Board ☐  Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐  NO ☐

TABLE OF CONTENTS

   Page

FINANCIAL STATEMENTS	4 - 14
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	14 - 16
SIGNATURES	17

ITEM 1. FINANCIAL STATEMENTS

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US $ in thousands, except share data)
(Unaudited)

	June 30,	December 31,
	2016	2015
	(US $ in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,213	$7,912
Restricted cash	5,531	4,388
Accounts receivable, net	37,083	25,715
Prepaid expenses and other current assets	4,707	1,987
Total current assets	55,534	$40,002

Deferred tax assets, net	97	92
Property and equipment, net	2,207	1,493
Goodwill	314	314
Other assets	625	448
Total assets	58,777	42,349

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Notes payable - banks	$18,840	$11,412
Accounts payable	5,224	3,079
Accrued expenses and other current liabilities	28,203	25,065
Income taxes payable	84	89
Value added tax (VAT) payable	7,758	5,362
Total current liabilities	60,109	$45,007

Convertible notes payable to related party, including accrued interest	43,850	39,403
Other liabilities	179	147
Total liabilities	104,138	$84,557

SHAREHOLDERS' DEFICIT:
Common stock, 0.45 Euro par value; 33,333,334 shares authorized;
10,961,698 shares issued and outstanding as of June 30, 2016 and
as of December 31, 2015	5,928	5,928
Additional paid-in capital	21,267	21,267
Accumulated deficit	(65,207)	(61,896)
Accumulated other comprehensive loss	(7,349)	(7,507)
Total shareholders' deficit	(45,361)	(42,208)
Total liabilities and shareholders' deficit	58,777	$42,349

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(US $ in thousands, except share and per share data)
(Unaudited)

	Six months ended	Six months ended
	June 30, 2016	June 30, 2015

Revenue	$123,932	$84,998
Cost of revenue	109,978	77,907
GROSS PROFIT	13,954	7,091
Operating expenses:
Research and development	1,159	1,371
Selling, general and administrative	11,260	10,257
Total operating expenses	12,419	11,628
OPERATING PROFIT (LOSS)	1,535	(4,537)
Other income (expense), net	(4,540)	295
LOSS BEFORE INCOME TAX EXPENSE	(3,005)	(4,242)
Income tax expense	(306)	(12)
NET LOSS	$(3,311)	$(4,254)

LOSS PER SHARE - BASIC AND DILUTED
Net loss	$(0.30)	$(0.53)

Weighted average number of shares outstanding	10,961,698	8,061,698

COMPREHENSIVE LOSS
Net loss	$(3,311)	$(4,254)
Translation adjustment	158	(159)
Comprehensive loss	$(3,153)	$(4,413)

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
(US $ in thousands, except share and per share data)
(Unaudited)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Deficit

BALANCE AT DECEMBER 31, 2014	8,061,698	$4,507	$20,949	$(57,194)	$(7,321)	$(39,059)
Stock based compensation	-	-	-	-	-	-
Net loss	-	-	-	(4,254)	-	(4,254)
Translation adjustment	-	-	-	-	(159)	(159)

BALANCE AT JUNE 30, 2015	8,061,698	4,507	20,949	(61,448)	(7,480)	(43,472)
Issuance of common stock	2,900,000	1,421	318	-	-	1,739
Net loss	-	-	-	(448)	-	(448)
Translation adjustment	-	-	-	-	(27)	(27)

BALANCE AT DECEMBER 31, 2015	10,961,698	5,928	21,267	(61,896)	(7,507)	(42,208)
Net loss	-	-	-	(3,311)	-	(3,311)
Translation adjustment	-	-	-	-	158	158

BALANCE AT JUNE 30, 2016	10,961,698	5,928	21,267	(65,207)	(7,349)	(45,361)

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 1 - BASIS OF PRESENTATION

General

The accompanying condensed unaudited consolidated financial statements for the six months ended June 30, 2016 have been prepared by the Company, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for financial information. These financial statements reflect all adjustments, consisting of normal recurring adjustments and accruals, which are, in the opinion of management, necessary for a fair presentation of the financial position of the Company as of June 30, 2016 and the results of operations for the six months then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with US GAAP have been condensed or omitted. The results of operations presented are not necessarily indicative of the results to be expected for future quarters or for the year ending December 31, 2016.

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC.

This Report contains statements that may constitute “forward-looking statements”. Generally, forward-looking statements include words or phrases such as “anticipates”, “believes”, “estimates”, “expects”, “intends”, “plans”, “projects”, “could”, “may”, “might”, “should”, “will”, the negative of such terms, and words and phrases of similar import. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties. These risks and uncertainties could cause our actual results to differ materially from those described in the forward-looking statements. Any forward-looking statement represents our expectations or forecasts only as of the date it was made and should not be relied upon as representing its expectations or forecasts as of any subsequent date. Except as required by law, we undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, even if our expectations or forecasts change.

NOTE 2 - ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as, the “Company”) operate in three reportable segments: (a) Corporate (b) Airport security and other aviation services and (c) Technology. The corporate segment does not generate revenue and contains primarily non-operational expenses.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 2 – ORGANIZATION - (CONTINUED)

The airport security and other aviation services segment provides security and other services to airlines and airport authorities, predominantly in Europe and the United States of America.

The technology segment is predominantly involved in the development and sale of identity security software to customers, predominantly in Europe and the Unites States of America.

Financial Condition

The Company has a working capital deficit and a history of recurring losses from continuing operations and negative cash flows from continuing operations. As of June 30, 2016 and December 31, 2015, the Company has a working capital deficit of $4,575 and $5,005, respectively. During the periods ended June 30, 2016 and 2015, the Company incurred net losses of $3,311 and $4,254, respectively. Collectively, these factors raise substantial doubt about the Company's ability to continue as a going concern.

Management believes that the Company’s operating cash flows and related party/third party financing activities will provide it with sufficient funds to meet its obligations and execute its business plan for the next twelve months. However, there are no assurances that management's plans to generate sufficient cash flows from operations and obtain additional financing from related parties/third parties will be successful.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

NOTE 3 - DISCONTINUED OPERATIONS

During the year ended December 31, 2014, the Company committed to a plan to cease the operations of its subsidiary in Switzerland (I-SEC Switzerland), which provided aviation security services.

As of June 30, 2016 and December 31, 2015, the Company had no assets or liabilities from discontinued operations.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 3 - DISCONTINUED OPERATIONS – (CONTINUED)

A summary of the Company's results from discontinued operations for the periods ended June 30, 2016 and 2015 is as follows:

	Period ended, June 30,
	2016	2015
Revenue	$-	$97
Cost of revenue	-	95
Gross profit	-	2
Selling, general and administrative expenses	-	5
Operating loss	-	(3)
Other income, net	-	3
Income tax benefit	-	-
Loss from discontinued operations	$-	$-

NOTE 4 – NOTES PAYABLE – BANKS

United States

In June 2014, the Company amended its credit facility to maximum borrowing capacity of $6,500 and amended existing financial and non-financial covenants, including the maintenance of a specified fixed charge coverage ratio. The borrowing base limitation was also amended and is equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 75% of eligible unbilled receivables, as defined, plus (iii) 95% of a $1,000 standby letter of credit that was provided to the lender by an entity related to the Company’s main shareholder.

In March 2015, the Company amended its credit facility with its lender. The amendment revised existing financial covenants, including the maintenance of a specified fix charge coverage ratio and maintenance of minimum monthly EBITDA requirements. As of December 31, 2015 the Company was in violation of its financial covenants. As of March 2016, the lender waived the violation.

In July 2016, the Company amended its credit facility with the lender. The amendment revised the maximum borrowing capacity to $8,500 subject to the borrowing base limitations as before.

Borrowings made under the credit facility bear interest, which is payable monthly, at LIBOR (subject to a floor of 1.375%) plus 4.25% per annum (5.625% as of June 30, 2016).

The company evaluated the terms of the amendments and concluded that they do not constitute substantive modification.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 4 – NOTES PAYABLE – BANKS – (CONTINUED)

As of June 30, 2016 and December 31, 2015, the Company had approximately $7,190 and $5,569, respectively, outstanding under line of credit arrangements. As of June 30, 2016 and December 31, 2015, the Company had $200, and $572, respectively, in unused borrowing capacity under the line of credit facility.

Europe

In April 2015, the Company entered into a new line of credit arrangement with a commercial bank, replacing all previous lines of credit with that bank, to provide it with up to €5,500 ($6,119 as of June 30, 2016) in borrowings until further notice. Borrowings under the line of credit bear interest at LIBOR plus 3.75% per annum. The Company is also subject to an unused line fee of 0.75% per annum, which is payable quarterly.

In January 2016 the Company entered into a new line of credit arrangement with the same commercial bank in Europe to provide it with up to €10,000 ($11,125 as of June 30, 2016) in borrowings, with the purpose to refinance the prevailing credit facility with this bank. Borrowings under the line of credit bear interest at LIBOR plus 3.50% per annum for the borrowed amount and 0.75% for the non-borrowed balance, which is payable quarterly. The line of credit is secured by the accounts receivable and tangible fixed assets of six of the Company’s European subsidiaries. The line of credit cannot exceed 80% of the borrowing base. The line of credit is made available until further notice.

In January 2016 the company entered into a bank guarantee facility with the same commercial bank to provide it with up to €2,500 ($ 2,013 as of June 30, 2016) in guarantees, with the purpose to finance existing and new bank guarantees. Amounts under this bank guarantee facility bear interest at 1.9% per annum for the used amounts, and 0.75% for the unused balance, which is payable quarterly. The bank guarantee facility is made available until further notice and is being secured by the accounts receivable and tangible fixed assets of three of the Company’s European subsidiaries.

In April 2016 the Company amended its credit facility with its lender. The amendment revised the existing borrowing amount up to €12,000 ($13,350 as of June 30, 2016) for a period of five months, till October 2016. The Company is in negotiations with the lender to keep the increase of the line of credit permanent. The line of credit cannot exceed 80% of the borrowing base. As of June 30, 2016 and December 31, 2015 the Company had approximately  €10,122  ($11,261 as of June 30, 2016) in outstanding borrowings under the line of credit arrangement.

The Company evaluated the terms of the amendments and concluded that they do not constitute a substantive modification.

In August 2013, the Company entered into a line of credit arrangement with a commercial bank to provide it with up to €500 ($556 as of June 30, 2016) in borrowings. Borrowings under this arrangement bore interest at 3.5% per annum. The line of credit was secured by a bank guarantee provided by an entity related to the Company’s main shareholder as well as a guarantee from another bank. In July 2015, the line of credit was fully paid and the line of credit expired.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 4 – NOTES PAYABLE – BANKS –(CONTINUED)

In November 2013, the Company entered into a line of credit arrangement with a commercial bank to provide it with up to €1,200 ($1,335 as of June 30, 2016) in borrowings. Borrowings under the line of credit arrangement bear interest at 1.2% per annum, which is payable quarterly. The line of credit is secured by a guarantee provided by an entity related to the Company’s main shareholder. In June 2014, the borrowing capacity under the line of credit was increased up to €1,508 ($1,678 as of June 30, 2016). In December 2015 the borrowing capacity was reduced to €350 ($389 as of June 30, 2016). As of June 30, 2016 and December 31, 2015, the Company had €350 ($389 as of June 30, 2016) in outstanding borrowings under the line of credit arrangement.

The Company evaluated the terms of the amendment and concluded that they constitute a substantive modification, however, there is no effect on the financial statements of the Company.

NOTE 5 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	June 30,	December 31,
	2016	2015
Accrued payroll and related costs	$14,803	$12,363
Accrued vacation	6,631	4,522
Accrual for minimum wage increase	3,010	3,284
Cash overdraft	1,334	1,300
Labor union contribution	952	920
Other	1,473	2,676
Total accrued expenses and other current liabilities	$28,203	$25,065

The cash overdraft balance above represents outstanding checks as of June 30, 2016 and December 31, 2015.

NOTE 6 – CONVERTIBLE NOTES PAYABLE TO A RELATED PARTY

In May 2014, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $37,000 in revolving loans through December 2016. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable (including accrued interest) under the arrangement into the Company's common stock at a price of $1.50 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 6 – CONVERTIBLE NOTES PAYABLE TO A RELATED PARTY – (CONTINUED)

In October 2015, the Supervisory Board of Directors approved to reduce the convertible price of the unpaid interest from $1.50 per share to $0.75 per share. In addition, the loan period was extended till January 1, 2018. The terms of the arrangement can be automatically extended for four additional six months periods at the option of the holder.

In September 2016, the Supervisory Board of Directors approved to increase the interest rate of the loan by one percent, retroactively, starting the first day of the loan.

The Company determined that the new arrangement did not represent a substantive modification and therefore it was not necessary to evaluate whether the conversion feature qualifies as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

At June 30, 2016 and December 31, 2015, convertible notes payable to a related party consist of $29,981 and $29,048, respectively, in principal and $13,869 and $10,355, respectively, in accrued interest. Interest expense related to these notes is $3,351 and $1,529 for the periods ended June 30, 2016 and 2015, respectively.

NOTE 7 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) Corporate (b) Airport security and other aviation services and (c) Technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The technology segment is predominantly involved in the development and sale of identity security software to customers, predominantly in Europe and the United States of America. All inter-segment transactions are eliminated in consolidation.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 7 – SEGMENT AND GEOGRAPHICAL INFORMATION – (CONTINUED)

The chief operating decision maker reviews the operating results of these reportable segments. The performance of the reportable segments is based primarily on loss (profit) from continuing operations. Amounts in the table below represent the figures of the continuing operations in the different reportable segments.

	Corporate	Aviation Services	Technology	Total
Six months ended June 30, 2016:
Revenue	$-	$122,469	$1,463	$123,932
Depreciation and amortization	3	410	20	433
Net loss (profit)	5,313	(3,124)	1,122	3,311
Total assets	$523	$57,527	$727	$58,777

Six months ended June 30, 2015:
Revenue	$-	$84,495	$503	$84,998
Depreciation and amortization	-	315	29	344
Net loss (profit)	1,266	1,126	1,862	4,254
Total assets	$473	$36,277	$407	$37,157

The following table sets forth, for the periods indicated, revenue generated by country:

	Six months ended June 30,
	2016	2015
Netherlands	$42,522	$31,091
Germany	53,326	28,368
United States of America	22,585	19,969
Other	5,499	5,570
Total	$123,932	$84,998

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

NOTE 7 – SEGMENT AND GEOGRAPHICAL INFORMATION – (CONTINUED)

The following table sets forth, for the periods indicated, property and equipment, net of accumulated depreciation and amortization by country:

	June 30,
	2016	2015
Netherlands	$751	$510
Germany	843	173
United States of America	337	298
Other	276	250
Total	$2,207	$1,231

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC.

	Period ended June 30,
	2016	2015
Revenue	100.0%	100.0%
Cost of revenue	88.7%	91.7%
Gross profit	11.3%	8.3%
Research and development expenses	0.9%	1.6%
Selling, general and administrative expenses	9.1%	12.0%
Operating profit (loss)	1.3%	(5.3)%
Other income (expense), net	(3.7)%	0.3%
Loss before income tax benefit (expense)	(2.4)%	(5.0)%
Income tax expense	(0.2)%	(0.0)%
Net loss	(2.6)%	(5.0)%

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

Revenue

Revenue for the period ended June 30, 2016 was $123,932 compared to $84,998 in the first six months of 2015. Revenue from the European Aviation Security activities increased by $35,358 in the first six months of 2016, mainly because of new operations in Germany and The Netherlands.

Revenues from other Aviation Services provided in the United States of America (“U.S.”) increased by $2,616 compared to the six months period ended June 30, 2015 mainly due to new contracts and rates increase.

Revenues from the Technology segment increased by $960 compared to the six months period ended June 2015 due to new contracts and new operations.

Cost of revenue

Cost of revenue for the period ended June 30, 2016 was $109,978 (88.7% as percentage of revenue) compared to $77,907 (91.7% as percentage of revenue) for the first six months of 2015. Cost of revenue as percentage of revenue decreased in the first six months of 2016 compared to the comparable period in 2015 because of one-time expenses recognized in 2015 for increase in the minimum wage at Seattle-Tacoma International Airport, as following: In August 2015 the Washington Supreme Court overturned a previous decision on the subject of increase of minimum wages for employees at the Airport starting January 1, 2014. According to the new ruling, the Company is obligated to pay the employees at that location the minimum wage according to the new rate and payment will be retroactively since January 1, 2014. As a result of the new judgment, the Company accrued additional $2,145 for payroll and wage tax costs related to employees in this location during the comparable period of 2015. Without these expenses, the cost of revenue for the period ended June 30, 2015 would be $75,762 (89.1% as percentage of revenue).

Research and Development (“R&D”)

R&D expenses for the period ended June 30, 2016 and 2015 were $1,159 (0.9% as percentage of revenue) compared to $1,371 (1.6% as percentage of revenue) for the first six months of 2015.

Selling, general and administrative expenses (“SG&A”)

SG&A expenses were $11,260 for the period ended June 30, 2016 (9.1% as percentage of revenue) compared to $10,257 (12.0% as percentage of revenue) for the first six months of 2015. Increase of SG&A expenses is mostly a result of the increase in the revenues and operations of the group.

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES
(US $ in thousands, except share and per share data)

Other income (expense), net

Other income (expense) net include mainly interest to banks, related party and other institutions,  exchange rate income (expense) and bank charges. Other income (expense), net, was $(4,540) (3.7% as percentage of revenue) for the first six months of 2016 compared to $295 (0.3% as percentage of revenue) for the comparable period ending June 30, 2015.

Interest expenses to related party totaled $3,351 in the first six months of 2016 compared to $1,529 in the comparable period of 2015. Increase in interest expenses to related party reflects an increase in the Company’s interest rate by one percent, retroactively, from the first day of the loan. The interest expense to related party regarding previous years totaled to $1,864. Without those onetime expenses, the interest expenses to related party for the period ended June 30, 2016 would be $1,487 compared to $1,529 in the comparable period in 2015. As substantial part of the loan was taken in Euro, the interest expense is being affected also by the changes in the exchange rate between the U.S. Dollar and the Euro.

Exchange rate income (expense) during the first six months of 2016 totaled $(663) compared to $2,483 at the comparable period in 2015. The main currency that is being revaluated in the Company is the Euro, which is being translated to U.S. Dollars.

Other interest expenses and bank charges totaled $526 in the first six months of 2016 compared to $659 in the comparable period of 2015.

Income tax expense

Income tax expense for the period ended June 30, 2016 was $306 (0.2% as percentage of revenue) compared to expense of $12 (0% as percentage of revenue) in the comparable period of 2015. Increase of tax expenses relates to accruals for taxes, mostly in one country in Europe, on which we realized all losses from previous years for tax purposes in that country.

Net Loss

As result of the above, ICTS' net loss amounted $3,311 for the first six months of 2016, compared to net loss of $4,254 for the comparable period of 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.
By: /s/ Ran Langer Ran Langer, Managing Director

Dated: November 9, 2016